Exhibit (d)(8)

EGA Emerging Global Shares Trust

Fee Waiver Agreement

THIS AGREEMENT (the “Agreement”) is made by Emerging Global Advisors, LLC (the “Adviser”), investment adviser to the mutual fund series of EGA Emerging Global Shares Trust (the “Trust”) listed on Schedule A attached hereto (each a “Fund” and, collectively, the “Funds”), effective as of the 1st day of March, 2016.

WHEREAS, the Adviser has entered into an investment advisory agreement (“Advisory Agreement”) with the Trust pursuant to which the Adviser provides investment advice and management services to the Funds for which the Adviser is compensated based on the average daily net assets of each class of each Fund; and

WHEREAS, the Adviser has determined to waive all or a portion of its management fee and assume certain expenses of each class of each Fund.

NOW, THEREFORE, by execution of this Agreement, intending to be legally bound hereby, the Adviser agrees as follows:

The Adviser hereby agrees to waive all or a portion of its advisory fee to the extent necessary so that each Fund’s Total Annual Fund Operating Expenses (excluding payments under the Fund’s Rule 12b-1 plan, brokerage expenses, taxes, interest, litigation expenses and other non-routine or extraordinary expenses), for a period to commence on March 1, 2016 and continue through July 31, 2018, do not exceed the levels shown on Schedule A attached hereto for each class of each Fund.

Schedule A may be amended from time to time. This Agreement may not be assigned by the Adviser without the prior consent of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement or, with respect to a Fund, in the event of merger or liquidation of the Fund. This Agreement may be terminated at any time by the Board of Trustees of the Trust, but may not be terminated by the Adviser during the term of this Agreement.

Emerging global advisors, llc

By: /s/ Robert C. Holderith
Name and Title:	Robert C. Holderith
President

Schedule A to the Fee Waiver Agreement

Fund	Percentage of average daily net assets for Advisor Class Shares	Percentage of average daily net assets for Institutional Class Shares
EGA Beyond BRICs Opportunities Fund	1.00%	1.00%
EGA Emerging Markets Consumer Fund	1.00%	1.00%
EGA Emerging Markets Core Fund	1.00%	1.00%